Exhibit 12.1

RSP Permian, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

		RSP Permian, Inc.			Predecessor
	Year Ended December 31,				Year Ended December 31,
	2017	2016 (2)	2015 (2)	2014 (1)	2013

Earnings:
Pre-tax income (loss)	$114,508	$(43,557)	$(29,937)	$160,304	$65,000
Add: Loss (gain) from equity investee	(1,868)	(814)	(8)	98	—
Add: Interest expense	82,459	52,724	43,538	14,031	5,216
Add: Estimate of interest within rental expense	359	312	309	156	83
Total earnings	$195,458	$8,665	$13,902	$174,589	$70,299

Fixed Charges:
Interest expense	$82,459	$52,724	$43,538	$14,031	$5,216
Estimate of interest within rental expense	359	312	309	156	83
Total fixed charges	$82,818	$53,036	$43,847	$14,187	$5,299

Ratio of Earnings to Fixed Charges	2.36	0.16	0.32	12.31	13.27

(1) Represents RSP Permian, Inc.'s predecessor's historical financial data for the first 22 days plus RSP Permian, Inc.'s historical financial data for the remainder of the year.
(2) Earnings in the year ended December 31, 2015 were insufficient by $29.9 million to cover fixed charges. Earnings in the year ended December 31, 2016 were insufficient by $44.4 million to cover fixed charges.